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SEC FILE NUMBER
8- 38547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Isbin Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

730 2nd Avenue South, Suite #413
(No. and Street)

Minneapolis	Minnesota	55402
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ira M. Isbin — 612-338-6113 (Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—*if individual, state last, first, middle name*)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

SEC Mail Processing Section
AUG 26 2009
Washington, DC
100

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB
9/17

OATH OR AFFIRMATION

I, Ira M. Isbin ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

SANDRA S. DEMARS
Notary Public-Minnesota
My Commission Expires Jan 31, 2010

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Isbin Investments, Inc.

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report

The Director
Isbin Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Isbin Investments, Inc. (the Company) as of June 30, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Isbin Investments, Inc. as of June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

August 19, 2009

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

Isbin Investments, Inc.

Statement of Financial Condition

June 30	2009
ASSETS	
Cash and Cash Equivalents	$289,668
Marketable Securities, at fair value	10,850
Prepaid Expense	354
Property and Equipment, net of accumulated depreciation of $57,647	7,367
Total Assets	$308,239
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts Payable and Accrued Expenses	$ 4,696
Stockholder's Equity	303,543
Total Liabilities and Stockholder's Equity	$308,239

See notes to financial statements.

Isbin Investments, Inc.

Statement of Operations

Year Ended June 30	2009
Revenue	
Commissions and fees	$ 89,960
Trading loss	(39,896)
Interest and dividends	7,457
Total Revenue	57,521
Expenses	
Compensation and benefits	59,203
Clearing fees	14,069
Occupancy	10,098
Other	42,793
Total Expenses	126,163
Net Loss	$ (68,642)

See notes to financial statements.

Isbin Investments, Inc.

Statement of Changes in Stockholder's Equity

Description	Common Stock * Shares	Common Stock * Amount	Additional Paid-in Capital	Retained Earnings	Stockholder's Equity
Balance, June 30, 2008	10,000	$ 100	$ 87,650	$ 284,435	$ 372,185
Net loss	-	-	-	(68,642)	(68,642)
Balance, June 30, 2009	**10,000**	**$ 100**	**$ 87,650**	**$ 215,793**	**$ 303,543**

* 100,000 shares authorized - $.01 par value.

See notes to financial statements.

Isbin Investments, Inc.

Statement of Cash Flows

Year Ended June 30	2009
Operating Activities	
Net loss	$ (68,642)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	2,355
Changes in operating assets and liabilities:	
Marketable securities owned, net	(10,850)
Prepaid expense	268
Accounts payable and accrued expenses	(2,652)
Net Cash Used by Operating Activities and Net Decrease in Cash and Cash Equivalents	(79,521)
Cash and Cash Equivalents	
Beginning of year	369,189
End of year	$ 289,668

See notes to financial statements.

Isbin Investments, Inc.

Notes to Financial Statements

1. The Company and Summary of Significant Accounting Policies

The Company

Isbin Investments, Inc. (the Company) is a securities broker/dealer registered with the Securities and Exchange Commission and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company primarily executes over-the-counter security trades for clients in the midwestern United States and engages in private placements.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

Cash and cash equivalents are maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Valuation of Investments and Income Recognition

Firm trading securities are valued at fair value and unrealized gains and losses are included in income. Commission income and related expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

On July 1, 2008, the Company adopted the Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157). The pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, and does not require any new fair value measurements. Adoption did not impact financial condition or operations, but resulted in additional disclosures.

Property and Equipment

Property and equipment, consisting of office furniture and equipment, are stated at cost less accumulated depreciation. Depreciation is computed using straight-line and accelerated methods over periods prescribed by the Internal Revenue Service which do not result in significantly different amounts than under accounting principles generally accepted in the United States of America.

Income Taxes

Management has elected to defer the application of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" in accordance with FASB Staff Position FIN 48-3. The Company will continue to follow Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," until it adopts FIN 48.

Isbin Investments, Inc.

Notes to Financial Statements

2. Off - Balance Sheet Risk

The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker, who carries all the customer accounts and maintains the related records. The Company is liable to the clearing broker for the transactions of its customers. These activities may expose the Company to off-balance sheet risk in the event other parties are unable to fulfill their contractual obligations. A clearing account deposit of approximately $12,000 is maintained to ensure the performance of obligations under the agreement. The deposit is included in cash equivalents.

3. Fair Value Measurements

SFAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

The three levels of the hierarchy under SFAS 157 are described as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities are considered Level 1 assets measured at fair value based on unadjusted quoted market prices. There have been no changes in the methodologies used at June 30, 2009 and 2008.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Lease

The Company leases its office facility under a month to month lease. Rent expense was $10,098.

5. Net Capital Requirement and Exemption

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at June 30, 2009, the net capital ratio was .02 to 1 and net capital was $294,195, which exceeded the minimum net capital requirement by $194,195.

The Company is exempt from rule 15c3-3 under exemptive provision (k)(2)(ii) of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to make the periodic computation of the reserve requirement for the exclusive benefit of customers.

6. Income Taxes

The Company has a federal and state net operating loss carryforward of approximately $80,000 each, which will expire through 2028. The deferred tax asset related to net operating loss carryforwards at June 30, 2009, was approximately $19,800 and was fully reserved with a valuation allowance due to the uncertainty of utilizing the tax asset. The valuation allowance increased $18,700 from the 2008 valuation allowance.

Lurie Besikof Lapidus
& Company, LLP

Independent Auditor's Report - Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

The Director
Isbin Investments, Inc.
Minneapolis, Minnesota

We have audited the accompanying financial statements of Isbin Investments, Inc. as of and for the year ended June 30, 2009, and have issued our report thereon dated August 19, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

August 19, 2009

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Isbin Investments, Inc.

Computation of Net Capital

June 30	2009
Net Capital	
Stockholder's equity	$ 303,543
Deductions:	
Haircut on securities	(1,627)
Nonallowable items:	
Prepaid expense	(354)
Property and equipment, net of accumulated depreciation	(7,367)
Net Capital	$ 294,195
Basic Net Capital Requirement	
Net Capital	$ 294,195
Minimum net capital required	(100,000)
Excess Net Capital	$ 194,195
Aggregate Indebtedness	
Liabilities	$ 4,696
Ratio of Aggregate Indebtedness to Net Capital	0.02
Reconciliation to the Company's Computation included in Part II of Form X-17a-5 as of June 30, 2009	
Net capital as reported by the Company	$ 294,095
Net audit adjustments	100
Net Capital	$ 294,195

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

Report on Internal Control Structure Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Director
Isbin Investments, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Isbin Investments, Inc. (the Company) as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting, (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

August 19, 2009

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above.

> Segregation of Duties
> There is a general lack of segregation of duties since one person has the responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness, as defined above, and communicated the significant deficiency above and the following comment in writing to those charged with governance on August 19, 2009.

> Internal Control over Financial Reporting
> The Company is expected to establish internal controls over financial statement reporting that provide reasonable assurance its financial statements are fairly presented in conformity with generally accepted accounting principles. The Company has not established such control procedures over financial statement reporting.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Isbin Investments, Inc. for the year ended June 30, 2008, and this report does not affect our report thereon dated August 19, 2009.

Isbin Investments, Inc.

Financial Statements
and Supplementary Information

June 30, 2009